PROMISSORY NOTE

$750,000.00	September 19, 2006

FOR VALUED RECEIVED, Identica Holdings Corporation, a Nevada corporation ("Payor"), promises to pay to Marchco Management Inc., an Ontario, Canada corporation ("Payee") at 100 York Blvd., Richmond Hill, Ontario Canada L4B 1J5 or at such other place as Payee may from time to time designate in writing, the principal sum of Seven Hundred Fifty Thousand ($7500,000.00) Dollars, or the aggregate unpaid principal amount of all advances made by Lender to Borrower pursuant to the terms of a Line of Credit Agreement (the “Loan Agreement”) of even date herewith, whichever is less, together with interest thereon from the date each advance is made until paid in full, at the rate of eight percent (8%) per annum, simple interest.

The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be immediately due and payable on the Maturity Date (all capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement). Payor may prepay principal and accrued interest thereon at any time without penalty or premium.

Any of the following events shall constitute an “Event of Default” under this Note: (a) failure to pay any principal or interest hereunder within fifteen (15) business days after written notice by Payee of Payor’s failure to make such payment when due; and (b) filing by or against Payor, as the case may be, of a voluntary or involuntary petition in bankruptcy seeking reorganization, arrangement or readjustment of debts, or any other relief under the Bankruptcy Code as amended or under any other insolvency act or law, state or federal, now or hereafter existing.

Upon the occurrence of an Event of Default, Payee may declare the entire unpaid principal balance, together with accrued interest thereon, to be immediately due and payable without presentment, demand, protest, or other notice of any kind. To the extent permitted by law, Payor waives any rights to presentment, demand, protest, or notice of any kind in connection with this Agreement. No failure or delay on the part of Payee in exercising any right, power, or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided herein are cumulative and not exclusive of any other rights or remedies provided at law or in equity.

This Note may be prepaid by Payor, in whole or in part, at any time without penalty or premium.

This Note shall be construed, performed, and enforced in accordance with the laws of the State of Nevada, without giving effect to principles of conflict of laws.

This Note shall be binding upon and inure to the benefit of Payor and Payee and their permitted successors and assigns.

IN WITNESS WHEREOF, Payor has executed this Promissory Note the day and year first above written.

IDENTICA HOLDINGS CORPORATION

By: /s/ Ed Foster
Name: Ed Foster
Title: Chief Executive Officer